

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

Milton H. Werner
President and Chief Executive Officer
Inhibikase Therapeutics, Inc.
3350 Riverwood Parkway SE, Suite 1927
Atlanta, GA 30339

> Re: **Inhibikase Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2020**
> **File No. 333-240036**

Dear Dr. Werner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2020 letter.

Amendment No. 1 to Form S-1 filed September 15, 2020

Inside Cover Page, page i

1. We note your response to comment 2, and expanded disclosure regarding the nature of Dementia with Lewy Body and animal studies for Multiple System Atrophy and Progressive Multifocal Leukoencephalopathy. Please provide further support for you belief that your research program for Dementia with Lewy Body is material as it currently appears you have not begun research in this area. Additionally, revise your business section to describe the material terms of your collaborative arrangements with Rush University and Louisiana State University. Please file these agreements as exhibits or provide us with an analysis supporting your determination that you are not dependent on them.

Prospectus Summary
Overview, page 1

2.   We note your response to comment 5; however, the statement, "We believe IkT-001Pro
will improve patient experience and treatment compliance and could become the standard-
of-care as a result" remains on page 95. Please revise to eliminate the implication that
your product will be effective.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 92

3.   Please revise your disclosure to quantify the stock compensation expense for both of the
warrants issued August 25, 2020 in the aggregate as well as the amount that will be
recognized in your September 30, 2020 financial statements.

   You may contact Rolf Sundwall at (202) 551-3105 or Sasha Parikh at (202) 551-3627 if
you have questions regarding comments on the financial statements and related matters. Please
contact Abby Adams at (202) 551-6902 or Suzanne Hayes at (202) 551-3675 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Merrill M. Kraines, Esq.